

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Tin Lung David Leung
President and Chief Executive Officer
New Momentum Corp.
Room 1303, 13/F, Technology Plaza
651 King's Road
North Point, Hong Kong

      Re: New Momentum Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed July 22, 2021
          File No. 333-257302

Dear Mr. Leung:

      We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed July 22, 2021

Prospectus Cover Page, page 3

1.   Please provide prominent disclosure about the emerging legal and operational risks associated with being based in and having the majority of your operations in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by the Chinese government, such as those related to data security, anti-monopoly concerns and China's extension of authority into Hong

Kong, has or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please consider a discussion of how the policies of the Chinese government, including the implementation of the National Security Law in Hong Kong and any other recent legislative changes, has or may impact your ability to operate with legal certainty.

Prospectus Summary, page 5

2. Please disclose the emerging risks that being based in and having the majority of your operations in Hong Kong, and thereby subject to political and economic influence from China, poses to investors. In particular, describe the emerging regulatory, liquidity, and enforcement risks in light of China's extension of authority into Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of China's laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Index to Financial Statements, page F-1

3. Please provide the interim financial statements of the company for the period ended June 30, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas E. Puzzo, Counsel